A STRONGER PORTFOLIO



GEARED FOR FASTER GROWTH

General Mills Analyst Meeting

July 17, 2000

TRANSACTION SUMMARY

- General Mills will Acquire Pillsbury in a Stock-for-Stock Exchange

- Diageo will Receive 141 Million General Mills Common Shares

- Transaction Value includes $5.1 Billion of Pillsbury Debt

- Contingent Payment under Certain Conditions

- Total Transaction Value: $10.5 Billion



GENERAL MILLS
ACCELERATED GROWTH
2010 GOALS

	Old Model	New Goal
Reported Sales	6%	7%+
EPS Growth Target	10-13%	11-15%



PROJECTED CASH FLOW FROM OPERATIONS
(Millions)

■ General Mills
■ General Mills / Pillsbury

	2001	2002	2003	2004
General Mills	800	860	925	995
General Mills / Pillsbury	955	1390	1675	1870



GENERAL MILLS GROWTH STRATEGIES

- Product Innovation

- Channel Expansion

- International Market Expansion

- Margin Expansion



STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth

- Significant Synergies

- Enhanced Shareholder Value



THE NEW GENERAL MILLS
SALES: $12.8 Billion*



General Mills 60%

Pillsbury 40%

Assumes Divestiture of Pillsbury Dessert Mixes and Green Giant Canned Vegetables

* Includes Proportionate Share of GMI JV Sales



TOP NORTH AMERICAN FOOD COMPANIES
(Food Sales in Billions)

Company	Sales
Kraft/Nabisco	23.4*
ConAgra	17.1
General Mills	10.9
Nestlé	8.6
Pepsico (Frito Lay)	7.9
Unilever/Bestfoods	7.2
Sara Lee	6.9*
Heinz	5.1
Campbell	4.8*
Kellogg	4.4
Hershey Foods	4.0
Quaker Oats	2.4
Danone	.7

Source: Annual Reports

* U.S. Sales



TOP GLOBAL FOOD COMPANIES
(Food Sales in Billions)

Company	Sales
Nestlé	41.8
Kraft/Nabisco	35.1
Unilever/Bestfoods	30.5
ConAgra	19.0
General Mills	12.8
Pepsico (Frito Lay)	12.2
Sara Lee	10.6
Danone	9.9
Heinz	9.0
Kellogg	7.0
Campbell	6.4
Hershey Foods	4.0
Quaker Oats	2.9

Source: Annual Reports



GENERAL MILLS
A STRONGER PORTFOLIO

International*
$2.3 Billion
(18%)

Refrigerated
$1.8 Billion
(14%)

Frozen
$.8 Billion
(6%)

Foodservice
$1.7 Billion
(13%)

Big G
Cereals
(20%)

Dry Grocery
$6.2 Billion
(49%)

Assumes Divestiture of Pillsbury Dessert Mixes
and Green Giant Canned Vegetables

* Includes Proportionate Share of CPW and SVE Sales



POWERFUL BRAND LINEUP











GENERAL MILLS
LEADING MARKET POSITIONS
($ in MM)

	Category Size	Dollar Share	Rank
Big G Cereals	$7,500	33%	1
Yogurt	2,030	35	1
Betty Crocker Desserts	1,080	41	1
Microwave Popcorn	690	24	2
Refrigerated Meals	580	14	1
Helper Dinner Mixes	570	63	1
Fruit Snacks	460	59	1
Family Flour	340	41	1



Source: ACNielsen

PILLSBURY
LEADING MARKET POSITIONS
($ in MM)

	Category Size	3-Yr. Sales CAGR	Dollar Share	Rank
Refrigerated Dough	1,480	+5	79%	1
Frozen Vegetables / Meal Starters	2,080	-1	23	1
Ready-to-serve Soup	1,400	+8	22	2
Frozen Breakfast Foods	870	+1	37	2
Frozen Hot Snacks	480	+8	33	1
Mexican Dinner Kits/Shells	280	+4	39	1

Source: ACNielsen



THE NEW GENERAL MILLS
A FASTER GROWTH PORTFOLIO

1. Faster Growing Retail Categories
   -- Stronger Convenience Profile
   -- New Platforms for Innovation

2. Expanded Participation in High-growth Foodservice Business

3. Increased Presence in International Markets



FASTER GROWTH RETAIL CATEGORIES
(3-Yr. Sales CGR)



Source: ACNielsen



STRONGER CONVENIENCE PROFILE
(Billions of Sales $'s)

U.S. Retail	Ready to Eat	Fast Prep	Scratch and Mixes
Current General Mills	$4.0	$.3	$1.7
New General Mills	$4.1	$2.5	$1.9

	Ready to Eat	Fast Prep	Scratch and Mixes
	• Big G Cereals • Yogurt • Snacks • Ice Cream	• Refrigerated Dough • Refrigerated Entrees • Ready to Serve Soups • Frozen Breakfast Foods • Frozen Pizza/ Snacks • Frozen Vegetables/ Meal Starters	• Dessert Mixes • Helper Dinner Mixes • Family Flour • Side Dish Mixes • Mexican Dinners



PILLSBURY'S DOUGH CORE

$3.2 Billion Sales





U.S. REFRIGERATED DOUGH CATEGORY SUMMARY

Retail $ Sales $1.5 Billion

3-Yr. Category Growth
  $ 5%
  Units   2%

Pillsbury $ Share   79%

Household Penetration   74%



Source: ACNielsen

REFRIGERATED DOUGH
(U.S. Sales in Millions)



7% CAGR
from 1995-2000

$725

$1,025

F'95

F'00





REFRIGERATED DOUGH INNOVATION



$ MM

+16% CGR
from 1998-2000

100
75
50
25
0

F'98   F'99   F'00

Holiday Cookies





NEW INNOVATION PLATFORMS
FROZEN FOODS



Ice Cream



Frozen Breakfast Foods



Frozen Pizza / Snacks



Meal Starters



NEW INNOVATION PLATFORMS
SHELF STABLE FOOD

Ready to Serve Soup





Mexican Foods



NEW INNOVATION PLATFORMS FOR FASTER GROWTH
(3-Yr. Sales CGRs)

General Mills Retail Categories

Pillsbury Retail Categories

+4%

+3%

+3%

+1%

Category Growth | General Mills Sales* | Category Growth | Pillsbury Sales

Source: ACNielsen

* Excluding Acquisitions



STRONGER CONVENIENCE PROFILE PRODUCT INNOVATION















CHANNEL GROWTH PROJECTIONS

	2000-2010 Projected Sales CGR
Traditional Grocery	1%
Mass / Drug / Discount / Clubs	8%
Total Retail	3%
Foodservice	6%



PILLSBURY FOODSERVICE GROWTH
(Sales $ in Millions)



19% CAGR
from 1992-2000

	F'92	F'95	F'00
EBIT Margin	8%	11%	14%



FOODSERVICE BAKERY PRODUCTS

$24 Billion Market Segment

	3-Yr. Sales Growth
Fast-growing Areas	
In-store / Retail Bakeries	+4%
Foodservice / Brands	+5%
Pillsbury Foodservice Sales	+17%
- Value-added Product Innovation	



PILLSBURY PRODUCTS
IN GENERAL MILLS CHANNELS



Convenience Stores





Schools / Colleges



STRONGER INTERNATIONAL PRESENCE
($ in Billions)



PILLSBURY'S INTERNATIONAL BUSINESS
Total Sales $1.2 Billion

Major Markets
U.K.
France
Spain
Germany

Major Markets
Japan
Australia



- **30 Plants**
- **7,800 Employees**
- **5-Yr. Sales CGR = 5%**

Major Markets
Argentina
Brazil
Venezuela



INTERNATIONAL INFRASTRUCTURE

	Shelf Stable	Frozen	Refrigerated
Manufacturing	✓	✓	✓
Distribution	✓	✓	✓
Salesforce	✓	✓	✓
Local Market Knowledge	✓	✓	✓

STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth

- Significant Synergies

- Enhanced Shareholder Value



SYNERGIES

- Supply Chain Overlap and Increased Scale

- Center Store (Dry Grocery) Distribution and Sales

- Refrigerated Distribution

- Marketing Spending Synergies

- General and Administrative Cost Savings



SUPPLY CHAIN PRODUCTIVITY

General Mills
Cost per Case Index



100

91

1991

2000



Increased Purchasing Leverage



Manufacturing Productivity



Distribution Efficiencies



PROJECTED COST SAVINGS

- ## $25 Million in 2001

- ## $220 Million in 2002

- ## $400 Million in 2003



COMPATIBLE CULTURES

- Roots in Minneapolis Milling Industry

- Focus on Building Value-added Brands

- Continuous Innovation Focus

- Commitment to Corporate Citizenship



STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth

- Significant Synergies

- Enhanced Shareholder Value



DIAGEO EQUITY OWNERSHIP

- 141 Million Shares, 33% Stake

- Standstill on Additional Purchases

- Pass-through Voting

- Board Representation



CONTINGENT PAYMENT

- Timing: First Anniversary of Close

- Payment Determined by General Mills Average Stock Price



GENERAL MILLS POTENTIAL DIVESTITURE

- Pillsbury Dessert Mixes

- Green Giant Canned Vegetables



PROJECTED CASH FLOW FROM OPERATIONS
(Millions)

■ General Mills
■ General Mills / Pillsbury

	2001	2002	2003	2004
General Mills	800	860	925	995
General Mills / Pillsbury	955	1390	1675	1870



PROJECTED FINANCIAL DATA
($ in Millions)

	FY01	FY02	FY03
Total Debt	$8,300	$8,000	$7,500
Debt / EBITDA	4.6	3.0	2.4
Interest Coverage	3.3x	3.6x	4.4x



PER SHARE IMPACT*

	FY01	FY02	FY03
Cash EPS	($.15)	$.10	$.36
Goodwill	($.32)	($.48)	($.49)
Book EPS	($.47)	($.38)	($.13)

Maintain Prevailing Dividend of $1.10 per Share

* Assuming Divestitures



GENERAL MILLS GROWTH STRATEGIES

- Product Innovation

- Channel Expansion

- International Market Expansion

- Margin Expansion



THE NEW GENERAL MILLS
2010 EPS MODEL

Established U.S. Businesses   8 - 9 pts.

International Operations   1 - 2 pts.

New Businesses   1 - 2 pts.

Share Repurchase   1 - 2 pts.

                                  CGR   11 - 15%



TIMELINE

- General Mills and Diageo Shareholder Approval

- Regulatory Review

- Estimated Completion by December 2000



A STRONGER PORTFOLIO



GEARED FOR FASTER GROWTH